The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      November 16, 2009


                   Pricing Supplement dated November [ ], 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $

                                 Royal Bank of Canada

                                 Buffered Bullish Commodity-Linked Notes
                                 Linked to the Dow Jones UBS Commodity Index - Excess Return, due May 31, 2013


Royal Bank of Canada is offering the Buffered Bullish Notes (the "Notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the notes described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the notes will not exceed 40% of the Principal Amount.


Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation ("RBCCM")

Reference Asset:              Dow Jones UBS Commodity Index - Excess Return

Bloomberg Ticker:             DJUBS

Currency:                     U.S. Dollars

Minimum Investment:           $1,000, and $1,000 increments in excess thereof
                              (the "Principal Amount")

Pricing Date:                 November 24, 2009

Issuance Date:                November 30, 2009

Initial Level:                The closing level of the Reference Asset on the
                              Pricing Date.

Maximum Redemption            140% multiplied by the Principal Amount
Amount:

CUSIP:                        78008HQL7

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                        Final Level - Initial Level
                                        ---------------------------
                                               Initial Level

Payment at Maturity (if       Payment at Maturity will be based on the
held to maturity):            performance of the Reference Asset and will be
                              calculated in the following manner:

                              If, at maturity, the Percentage Change is positive, then the investor will receive an amount equal to the lesser of:

                                    1. Principal Amount + (Principal Amount x
                                       Percentage Change); and

                                    2. the Maximum Redemption Amount

                              If, at maturity, the Percentage Change is negative, but not by more than the Buffer Percentage (between zero and -15% percent), then the Payment at Maturity will equal the Principal Amount of your Notes.

                              If, at maturity, the Percentage Change is negative, by more than the Buffer Percentage (-15.01% to -100%), then the Payment at Maturity will equal:

                              Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

Valuation Date:               May 28, 2013, subject to extension for market and
                              other disruptions

Maturity Date:                May 31, 2013, subject to extension for market and
                              other disruptions

Term:                         Three and a half (3.5) years

Final Level:                  The closing level of the Reference Asset on the
                              Valuation Date.

Buffer:                       Unleveraged Buffer

Downside Multiplier:          Inapplicable

Buffer Percentage:            15%

Buffer Level:                 [ ] (85% of the Initial Level)

Principal at Risk:            These Notes are NOT 100% principal protected.
                              Investors in these Notes may lose a substantial portion of their Principal Amount at maturity if there is a decrease in Reference Asset level from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described in the following sentence. By purchasing a note, each holder agrees
                              (in the absence of a change in law, an
                              administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the Principal Amount of their Notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement, as modified by this pricing supplement.

Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated May 7, 2009.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.


No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the Notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $36.25 per $1,000 Principal Amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $36.25 per $1,000 Principal Amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $20.10 per $1,000 Principal Amount of the Notes earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada, exceed $76.25 per $1,000 Principal Amount of the Notes.

We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May 7, 2009, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909000115/
f11593424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                             Additional Risk Factors

The Notes are linked to the Dow Jones-UBS Commodity IndexSM - Excess Return (the "Index") and not the Dow Jones-UBS Commodity Index Total ReturnSM. The Dow Jones-UBS Commodity IndexSM - Excess Return reflects returns that are potentially available through an unleveraged investment in the applicable Index futures. In contrast, the Dow Jones-UBS Commodity Index Total ReturnSM is a total return index which, in addition to reflecting the same returns of the Dow Jones-UBS Commodity IndexSM - Excess Return, also reflects interest that could be earned on cash collateral invested in three-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-UBS Commodity IndexSM - Excess Return and not the Dow Jones-UBS Commodity Index Total ReturnSM, the Redemption Amount will not reflect this total return feature.

Risks associated with the Index may adversely affect the market price of the Notes. Because the Notes are linked to the Index, which reflects the return on futures contracts on different exchange-traded physical commodities, it will be less diversified than funds or investment portfolios investing in a broader range of products. As a result, the market price of the Notes could be subject to greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity, and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Dow Jones and UBS may not discover every discrepancy. Finally, subject to the minimum/maximum diversification limits, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy, metals, livestock, grains, and softs. As a result, an investment in the Notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See "The Dow Jones-UBS Commodity IndexSM - Excess Return--Annual Reweighting and Rebalancing of the Index."

Higher future prices of the Index Commodities relative to their current prices may decrease the Redemption Amount. The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in September may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation most likely will not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the level of the Index and, accordingly, decrease the Redemption Amount.

Trading and other transactions by UBS and Dow Jones in the futures contracts comprising the Index and the underlying commodities may affect the level of the Index. UBS and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of UBS's affiliates may underwrite or issue other securities or financial instruments linked to the Index and related indices, and Dow Jones and UBS and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. For instance, a market-maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase or selling activity in the underlying Index components in order to hedge the market-maker's position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the level of the Index. With respect to any of the activities described above, none of UBS, Dow Jones, or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Notes into consideration at any time.

                              Hypothetical Returns

The examples set out below are included for illustration purposes only. The levels of the Reference Asset used to illustrate the calculation of the Percentage Change are not estimates or forecasts of the Initial Level and Final Level (each as defined in "Payment Under the Notes-- Calculation of Percentage Change") on which the calculation of the Percentage Change will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $1,000, a Buffer Percentage of 15% (Buffer Level is 85% of the Initial Level), a Maximum Redemption Amount of 140% multiplied by the Principal Amount and that no extraordinary event has occurred.

Example 1--    Calculation of the Payment at Maturity where the Percentage
               Change is positive (and less than the Maximum Redemption Amount).
               Percentage Change:       20%
               Payment at Maturity:     $1,000 + ($1,000 x 20%) = $1,000 + $200
                                        = $1,200
               On a $1,000 investment, a 20% Percentage Change results in a Payment at Maturity of $1,200, a 20% return on the Notes.

Example 2--    Calculation of the Payment at Maturity where the Percentage
               Change is positive (and greater than the Maximum Redemption
               Amount).
               Percentage Change:       92%
               Payment at Maturity:     $1,000 + ($1,000 x 92%) = $1,000 + $920
                                        = $1,920; however, the Maximum
                                        Redemption Amount on the Note is $1,400.
               On a $1,000 investment, a 92% Percentage Change results in a Payment at Maturity of $1,400, a 40% return on the Notes.

Example 3--    Calculation of the Payment at Maturity where the Percentage
               Change is negative (but not by more than the Buffer Percentage).
               Percentage Change:       -10%
               Payment at Maturity:     At maturity, the Percentage Change is
                                        negative BUT not by more than the Buffer
                                        Percentage; therefore, the Payment at
                                        Maturity will equal the Principal
                                        Amount.
               On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000, a 0% return on the Notes.

Example 4--    Calculation of the Payment at Maturity where the Percentage
               Change is negative (by more than the Buffer Percentage).
               Percentage Change:       -25%
               Payment at Maturity:     $1,000 + [$1,000 x (-25% + 15%)] =
                                        $1,000 - $100 = $900
               On a $1,000 investment, a -25% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.

                    Information Regarding the Reference Asset

"Dow Jones," "UBS," "Dow Jones-UBS Commodity IndexSM - Excess Return", and "DJ-UBSCISM" are service marks of Dow Jones and UBS, as the case may be, and have been licensed for use by us for certain purposes. The Notes are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Notes.

General

The Index is a proprietary index that provides a liquid and diversified benchmark for commodities investments. The Index was established on July 14, 1998. There are 23 futures contracts on physical commodities eligible for inclusion in the Index (each, an "Index Component"). A commodity futures contract is an agreement that provides for the purchase and sale of a specified type and quantity of a commodity during a stated delivery month for a fixed price. The 23 commodities that are eligible for inclusion in the Index (the "Index Commodities") are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, lean hogs, live cattle, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc. The 19 Index Commodities selected for 2009 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat, and zinc. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade ("CBOT"). The Index Commodities currently trade on United States exchanges, with the exception of aluminum, nickel, and zinc, which trade on the London Metals Exchange (the "LME"). The designated futures contracts for the Index are set forth below in the section entitled "--Designated Contacts for Each Index Commodity." The actual Index Commodities included in the Index are set forth below in the section "--Annual Reweighting and Rebalancing of the Index."

The Index tracks what is known as a rolling futures position, which is a position where, on a periodic basis, futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. An investor with a rolling futures position is able to avoid delivering underlying physical commodities while maintaining exposure to those commodities. The rollover for each Index Component occurs over a period of five DJ-UBS Business Days (as defined below) each month according to a pre-determined schedule.

The methodology for determining the composition and weighting of the Index and for calculating its level is subject to modification by Dow Jones and UBS at any time. Currently, Dow Jones publishes a daily settlement price for the Index at approximately 5:00 p.m., New York time, on each DJ-UBS Business Day on Bloomberg, L.P., under the symbol "DJUBS".

A "DJ-UBS Business Day" means a day on which the sum of the Commodity Index Percentages (as described below under "--Annual Reweighting and Rebalancing of the Index") for the Index Commodities that are open for trading is greater than 50%.

The Index is computed on the basis of hypothetical investments in the basket of commodities included in the Index. The Index was created using the following four main principles:

     Economic Significance: To achieve a fair representation of a diversified group of commodities to the world economy, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy.

     Diversification: In order to avoid being subjected to micro-economic shocks in one commodity or sector, diversification rules have been established and are applied annually and, in addition, the Index is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

     Continuity: The Index is intended to provide a stable benchmark, so that there is confidence that historical performance data is based on a structure that bears some resemblance to both the current and future composition of the Index.

     Liquidity: The inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows.

Designated Contracts for Each Index Commodity

A futures contract known as a Designated Contract is selected by UBS for each Index Commodity. With the exception of several LME contracts, where UBS believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for an Index Commodity, UBS selects the futures contract that is traded in North America and denominated in United States dollars. If more than one of those contracts exists, UBS will select the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently. If a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the Index Commodities eligible for inclusion in the Index are traded on the Chicago Board of Trade ("CBOT"), the LME, the Chicago Mercantile Exchange ("CME"), the New York Board of Trade ("NYBOT"), the Commodities Exchange (the "COMEX") and the New York Mercantile Exchange (the "NYMEX"), and are as follows:

                                         Current
                                         Weightings
   Index          Designated Contract    of
   Commodity      and Price Quote        Designated    Exchange   Units
                                         Contracts (1)

   Aluminum       High Grade Primary     6.79%         LME        25 metric
                  Aluminum                                        tons
                  $/metric ton

   Coffee         Coffee "C"             2.73%         NYBOT      37,500 lbs
                  cents/pound

   Copper (2)     Copper                 11.18%        COMEX      25,000 lbs
                  cents/pound

   Corn           Corn                   3.88%         CBOT       5,000
                  cents/bushel                                    bushels

   Cotton         Cotton                 2.35%         NYBOT      50,000 lbs
                  cents/pound

   Crude Oil      Light, Sweet Crude     16.81%        NYMEX      1,000
                  Oil                                             barrels
                  $/barrel

   Gold           Gold                   7.73%         COMEX      100 troy oz.
                  $/troy oz.

   Heating Oil    Heating Oil            3.53%         NYMEX      42,000
                  cents/gallon                                    gallons

   Lean Hogs      Lean Hogs              1.54%         CME        40,000 lbs
                  cents/pound

   Live Cattle    Live Cattle            3.53%         CME        40,000 lbs
                  cents/pound

   Natural Gas    Henry Hub Natural      8.04%         NYMEX      10,000
                  Gas                                             mmbtu
                  $/mmbtu

   Nickel         Primary Nickel         3.44%         LME        6 metric
                  $/metric ton                                    tons

   Silver         Silver                 3.56%         COMEX      5,000 troy
                  cents/troy oz.                                  oz.

   Soybeans       Soybeans               5.84%         CBOT       5,000
                  cents/bushel                                    bushels

   Soybean Oil    Soybean Oil            2.24%         CBOT       60,000 lbs
                  cents/pound

   Sugar          World Sugar No. 11     5.20%         NYBOT      112,000 lbs
                  cents/pound

   Unleaded       Reformulated           4.76%         NYMEX      42,000
   Gasoline       Blendstock                                      gallons
   (RBOB)         for Oxygen Blending
                  cents/gallon

   Wheat          Wheat                  2.94%         CBOT       5,000
                  cents/bushel                                    bushels

   Zinc           Special High Grade     3.92%         LME        25 metric
                  Zinc                                            tons
                  $/metric ton

---------------------------
(1) Reflects the approximate weightings as of September 30, 2009 of the nineteen commodities currently included in the Index.
(2) The Index uses the high grade copper contract traded on the COMEX Division of the NYMEX as the Designated Contract for Copper, but uses COMEX prices for this Designated Contact and the LME copper contract volume data in determining the weighting for the Index.

Commodity Groups

For purposes of applying the diversification rules discussed herein, each of the eligible Index Commodities are assigned to "Commodity Groups." The Commodity Groups, the commodities of each and the index weighting of each Commodity Group as of September 30, 2009 are as follows:

                                                   Index Weighting by
      Commodity Group:     Commodities:            Commodity Group as of
                                                   September 30, 2009 (1):

      Energy               Crude Oil                      33.14%
                           Heating Oil
                           Natural Gas
                           Unleaded Gasoline
                           (RBOB)

      Agriculture          Corn                           25.18%
                           Soybeans
                           Soybean Oil
                           Wheat
                           Coffee
                           Cotton
                           Sugar

      Industrial Metals    Aluminum                       25.33%
                           Copper
                           Nickel
                           Zinc

      Livestock            Lean Hogs                       5.07%
                           Live Cattle

      Precious Metals      Gold                           11.29%
                           Silver

---------------------------
(1) Reflects the rounded weightings of the six Commodity Groups currently included in the Index.

Index Multipliers

The following is a list of the Index Commodities included in the Index for 2009, as well as their respective Commodity Index Multipliers for 2009:

                                       2009 Commodity Dow Jones-
                                          UBS Commodity Index
                  Index Commodity             Multiplier
                  ---------------             ----------
                  Aluminum                    0.115420380
                  Coffee                     68.100845940
                  Copper                    126.467801040
                  Corn                       35.938858790
                  Cotton                    119.454917530
                  Crude Oil                   7.592336320
                  Gold                        0.244395540
                  Heating Oil                61.493914290
                  Lean Hogs                  98.757229960
                  Live Cattle               130.707755740
                  Natural Gas                52.957386400
                  Nickel                      0.006139090
                  Silver                      6.811632160
                  Soybeans                   20.082708710
                  Soybean Oil               208.464754610
                  Sugar                     653.655142790
                  Unleaded Gasoline          86.611391080
                  Wheat                      20.461483020
                  Zinc                        0.063917040



Index Supervisory and Advisory Committees

Prior to January 1, 2007, an Index oversight committee (the "Oversight Committee") reviewed and approved procedures for calculating the Index. Effective January 1, 2007, however, Dow Jones and AIG replaced the Oversight Committee with a two-tier oversight structure comprised of an Index supervisory committee (the "Supervisory Committee") and the Advisory Committee in order to expand the breadth of input into the decision-making process while also providing a mechanism for more rapid reaction to market disruptions and extraordinary changes in market conditions. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones, and will make all final decisions relating to the Index with the advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection to the oversight of the Index.

Annual Reweighting and Rebalancing of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings and the recalculation of the composition of the Index will be determined each year in June by UBS under the supervision of the Supervisory Committee, and such determination will be reviewed by the Supervisory and Advisory Committees at their June or July meeting. Once approved by the Supervisory Committee, the new composition of the Index is announced in July following such meeting, and takes effect in the month of January immediately following that announcement.

Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the commodity liquidity percentage (the "CLP") and production is measured by the commodity production percentage (the "CPP"). The CLP for each commodity is determined by taking a five-year average of the product of the trading volume and the historic United States dollar value of the Designated Contract for that commodity, and dividing the result by the sum of the products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic United States dollar value of the Designated Contract, and dividing the result by the sum of the production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (the "CIP") for each commodity. The CIP is then adjusted in accordance with the diversification rules described below in order to determine the commodities which will be included in the Index and their respective percentage weights.

To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

     o No related group of commodities designated as a Commodity Group (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index;

     o    No single commodity may constitute more than 15% of the Index;

     o No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index; and

     o No single commodity in the Index (e.g., natural gas or silver) may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentage set forth above.

Following application of the diversification rules discussed above, the CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. On the fourth Business Day of the month of January following the calculation of the CIPs, the CIPs are combined with the settlement prices of all of the commodities to be included in the Index for such day to create the Commodity Index Multiplier (the "CIM") for each of the commodities. These CIMs remain in effect throughout the ensuing year. As a result, the observed price percentage of each commodity included in the Index will float throughout the year until the CIMs are reset the following year based on new CIPs.

Computation of the Index

The Index is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the prices of the Index Components (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the commodities included in the Index Components are multiplied by the prices for the Index Components. These products are then summed. The daily percentage change in this sum is then applied to the prior day's level of the Index to calculate the current level of the Index.

License Agreement

We have entered into a non-exclusive license agreement with Dow Jones and UBS licensing to us and to certain of our affiliated or subsidiary companies in exchange for a fee, the right to use the Index, which is owned and published by Dow Jones and UBS, in connection with certain products, including the Notes.

The license agreement provides that the following language must be set forth in this pricing supplement:

     The Notes are not sponsored, endorsed, sold, or promoted by Dow Jones, UBS, UBS Securities LLC ("UBS Securities"), or any of their subsidiaries or affiliates. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates to us is the licensing of certain trademarks, trade names and service marks and of the Index which is determined, composed, and calculated by Dow Jones in conjunction with UBS Securities without regard to us or the Notes. Dow Jones and UBS Securities have no obligation to take our needs or the needs of the owners of the Notes into consideration in determining, composing, or calculating the Index. None of Dow Jones, UBS, UBS Securities, or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to the holders of the Notes, in connection with the administration, marketing, or trading of the Notes. Notwithstanding the foregoing, UBS Securities and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes, but which may be similar to and competitive with the Notes. In addition, UBS, UBS Securities, and their subsidiaries and affiliates actively trade commodities, commodity indexes, and commodity futures (including the Dow Jones-UBS Commodity IndexSM - Excess Return and Dow Jones-UBS Commodity Index Total ReturnSM), as well as swaps, options, and derivatives which are linked to the performance of such commodities, commodity indexes, and commodity futures. It is possible that this trading activity will affect the level of the Dow Jones-UBS Commodity IndexSM - Excess Return and the value of the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates. The information in this pricing supplement regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the Notes. None of Dow Jones, UBS, UBS Securities, or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE Notes, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS, UBS SECURITIES, OR ANY OF THEIR SUBSIDIARIES OR

AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL, OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS, UBS SECURITIES, AND US.

                             Historical Information

The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the high, low and mid-line levels of the Reference Asset. The information provided in this table is for the four calendar quarters of 2006, 2007 and 2008, the first, second, and third quarters of 2009, as well as for the period from October 1, 2009 through November 13, 2009.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

..

                  DJUBS Commodity Index - Excess Return (DJUBS)
                                (Nov-99 - Nov-08)
                                 [CHART OMITTED]



   Period-           Period-End          High Intra-Day           Low Intra-Day Price           Period-End Closing
  Start Date            Date              Price of the              of the Reference          Price of the Reference
                                       Reference Stock in             Stock in ($)                 Stock in ($)
                                               ($)
  ----------            ----                   ---                    ------------                 ------------
   1/1/2006           3/31/2006              175.34                     157.865                      165.194
   4/1/2006           6/30/2006              188.11                     164.385                      173.235
   7/1/2006           9/29/2006              180.938                    155.347                      159.957
  9/30/2006          12/29/2006              175.581                    154.635                      166.509

   1/1/2007           3/30/2007              174.62                     154.708                      171.963
  3/31/2007           6/29/2007              177.104                    167.43                       169.671
  6/30/2007           9/28/2007              180.379                    160.16                       178.25
  9/29/2007          12/31/2007              186.927                    171.884                      184.964

   1/1/2008           3/31/2008              220.57                     181.026                      201.598
   4/1/2008           6/30/2008              236.07                     197.031                      233.034
   7/1/2008           9/30/2008              238.521                    166.777                      167.776
  10/1/2008          12/31/2008              169.609                    105.878                      117.244

   1/1/2009           3/31/2009              123.792                    101.479                      109.782
   4/1/2009           6/30/2009              131.585                    106.824                      122.536
   7/1/2009           9/30/2009              133.104                    112.602                      127.683
  10/1/2009          11/13/2009              139.561                    122.782                      131.6753


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about November 30, 2009 which is the third business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.


                                        $

                                   [RBC LOGO]


                              Royal Bank of Canada

                             Buffered Bullish Notes

   Linked to the Dow Jones UBS Commodity Index Excess Return, due May 31, 2013



                               November [ ], 2009